FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

For the month of February 2003.
Total number of pages: 22 .
The exhibit index is located on page 1.

NIDEC CORPORATION

(Translation of registrant’s name into English)

10 Tsutsumisoto-cho, Nishikyogoku

Ukyo-ku, Kyoto 615-0854, Japan

        (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X

Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __

No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

Page Number

Press release of February 05, 2003 regarding Interim Financial      2

   Statements results for the nine months ended

   December 31, 2002 (Japanese GAAP)

NEWS RELEASE

NIDEC CORPORATION

FOR IMMEDIATE RELEASE

Contact:
Hiroshi Toriba
Senior Director
Investor Relations
Corporate Planning
+81-75-316-3644
HIROSHI_TORIBA@notes.nidec.co.jp

QUARTERLY FINANCIAL STATEMENTS (JAPANESE GAAP)

(JAPANESE GAAP) RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2002 (Unaudited)

(FROM APRIL 1, 2002 TO DECEMBER 31, 2002)

CONSOLIDATED

Released on February 5, 2003

#

NIDEC CORPORATION

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange and the New York Stock Exchange

Head Office: Kyoto, Japan

1.

Selected Consolidated Financial Performance (from April 1, 2002 to December 31, 2002)

(1) Consolidated Financial Results

	Japanese yen (Millions except per share amounts)
	Three months ended December 31,
	2002	2001
Net sales	¥76,903	¥70,705
Percent change from the previous period (3)	8.8%	(7.4)%
Operating income	6,266	4,262
Percent change from the previous period (3)	47.0%	(22.0%)
Recurring profit	5,582	6,349
Percent change from the previous period (3)	(12.1%)	(0.0%)
Net income	1,735	2,878
Percent change from the previous period (3)	(39.7%)	(18.5%)
Net income per share, primary	¥27.30	¥45.29
Net income per share, diluted (4)	¥26.05	-

Notes:

1.

Average number of shares issued and outstanding (consolidated):

63,565,433 shares for the three months ended December 31, 2002

63,556,714 shares for the three months ended December 31, 2001

2.

Change in accounting method: N/A

3.

Percentage change indicates the change relative to the same period of the previous fiscal year.

4.

From this first quarter, net income per share (diluted) is disclosed for the first time on a quarterly basis.

#

(2) Consolidated Financial Results

	Japanese yen (Millions except per share amounts)
	Nine months ended December 31,	Year ended March 31,
	2002	2001	2002
Net sales	¥223,628	¥205,880	¥281,069
Percent change from the previous period (3)	8.6%	18.0%	12.8%
Operating income	16,600	10,453	16,206
Percent change from the previous period (3)	58.8%	(15.5%)	1.1%
Recurring profit	11,905	11,390	17,658
Percent change from the previous period (3)	4.5%	(12.0)%	(6.0)%
Net income	4,351	3,892	6,461
Percent change from the previous period (3)	11.8%	(45.2%)	(35.1)%
Net income per share, primary	¥68.46	¥61.24	¥101.67
Net income per share, diluted (4)	¥65.45	-	¥97.09

Notes：

1.

Average number of shares issued and outstanding (consolidated):

63,565,565 shares for the nine months ended December 31, 2002

63,553,404 shares for the nine months ended December 31, 2001

63,555,178 shares for the year ended March 31, 2002

2.

Change in accounting method: N/A

3.

Percentage change indicates the change relative to the same period of the previous fiscal year.

4.

From this first quarter, net income per share (diluted) is disclosed for the first time on a quarterly basis.

Qualitative information on business conditions (consolidated)

Revenue for the three months ended December 31, 2002 increased approximately ¥6,200 million, or 8.8%, to ¥76,903 million as compared to the same period of the previous year, reflecting the sustained demand for motor products.

Operating income for the quarter increased approximately ¥2,000 million, or 47.0%, to ¥6,266 million as compared to the same period of the previous year.

Recurring income decreased approximately ¥770 million to ¥5,582 million from the same period of the previous year mainly due to exchange losses in the valuation of assets and liabilities denominated in foreign currencies. The valuation losses incurred during the three months ended December 31, 2002 amounted to approximately ¥540 million, as opposed to a valuation gain of approximately ¥2,490 million generated during the three months ended December 31, 2002. Therefore, recurring income excluding foreign exchange gain/loss amounted to ¥6,121 million for the three months ended December 31, 2002, and ¥3,859 million as compared to the same period of the previous year.

Net income for the three months ended December 31, 2002 decreased approximately ¥1,140 million to ¥1,735 million. This was mainly due to the exchange losses described above and a ¥660 million increase in minority interests. The impact of changes in the scope of consolidation on our quarterly results proved negligible.

Net sales of small precision motors increased 4.4% to ¥44,387 million as compared to the same period of the previous year. As for spindle motors for hard disk drives, sales decreased approximately 3% while the unit shipments increased approximately 7%, bringing down the yen-based average sales price by 9%. A higher value of the yen against the dollar as compared to the same period of the previous year accounted for the 1% drop in the average sales price. Shipments declined relative to the six months ended September 30, 2002 during which period shipments had increased more than 20% compared to the same period of the previous year.

Net sales and unit shipments of other small precision DC motors maintained an upward trend, posting an 8% and a 23% increase respectively as compared to the same period of the previous year.

Net sales of fan motors increased 19% as compared to the same period of the previous year. However, demand for these products began to soften in the market for microprocessor cooling units and home video game consoles shortly after the quarter began.

Net sales of mid-size motors increased 6% to ¥8,864 million due to an increase in demand for products used in automobiles. In contrast, demand for products used in home electric appliances and industrial equipment remained sluggish.

Net sales of machinery and power supplies increased approximately ¥560 million as compared to the same period of the previous year to ¥7,580 million. The slight sales recovery merely indicates a modest rebound from the steep decline in demand for capital investments experienced during the same period of the previous year. The overall demand in this market remains low.

Net sales of other products increased approximately ¥3,300 million as compared to the same period of the previous year to ¥16,071 million. This increase resulted largely from the expansion in sales of optics such as shutters for digital cameras of Nidec Copal Corporation, electronic components of Nidec Copal Electronics, and automobile parts of Nidec Tosok Corporation, with their improved management.

In terms of profitability, operating income increased approximately ¥2,000 million, or 47%, to ¥6,266 million compared to the same period of the previous year. The increase in operating income is comprised of products in the “machinery and power supplies” and “other” segment conducted by newly consolidated subsidiaries. Operating income of our small precision motor business remained flat due to an appreciation of the yen compared to the same period of the previous year though profitability improved compared to the second quarter ended September 30, 2002. The mass production of FDB motors improved profitability by approximately ¥1,500 million at three facilities, but these improvements were offset by start-up costs at Nidec (ZheJiang) Co., Ltd. and Nidec (DongGuan) Co., Ltd., and the rapid depreciation of product line equipment for ball bearing spindle motors for hard disk drives.

(3) Consolidated Financial Position

	Japanese yen (Millions except per share amounts)
	December 31,	March 31,
	2002	2001	2002
Total assets	¥294,085	¥291,086	¥299,013
Shareholders’ equity	87,955	85,724	89,551
Shareholders’ equity to total assets	29.9%	29.5%	29.9%
Shareholders’ equity per share	¥1,383.73	¥1,348.75	¥1,408.87

Note:

Number of shares issued and outstanding at end of period (consolidated):

63,564,052 shares at December 31, 2002

63,558,906 shares at December 31, 2001

63,562,481 shares at March 31, 2002

Consolidated Results of Cash Flows

	Japanese yen (Millions )
	December 31	March 31
	2002	2002
Net cash provided by operating activities	¥16,644	¥28,758
Net cash used in investing activities	(22,854)	(25,155)
Net cash used in financing activities	(5,003)	(3,664)
Cash and cash equivalents at end of period	40,798	53,586

#

Quantitative information on the financial conditions (consolidated)

During the three months ended December 31, 2002, gross assets decreased approximately ¥1,040 million compared to September 30, 2002. Account receivables increased approximately ¥4,800 million, as did tangible assets, inventories, investments and other assets, while cash and cash equivalents decreased approximately ¥6,500 million compared to September 30, 2002.

Shareholders’ equity decreased approximately ¥260 million compared to the end of September 2002 due to a decrease in foreign currency translation gains.

Overview of Cash Flow

The balance of cash and cash equivalents at the end of December 2002 decreased ¥12,788 million to ¥40,798 million compared to March 31, 2002.

Net cash provided by operating activities increased ¥4,893 million compared to September 30, 2002, to ¥16,644 million for the nine months ended December 31 2002. Income before corporate tax, depreciation expense and amortization of consolidation difference totaled approximately ¥21,900 million. The main payment was approximately ¥5,800 million for the payment of corporate tax.

Net cash used in investing activities amounted to ¥22,854 million which mainly consisted of the cost of fixed asset acquisitions (capital investment) of approximately ¥19,900 million.

Net cash used in financing activities decreased by ¥5,003 million which mainly consisted of approximately ¥3,200 million for the repayment of borrowings and approximately ¥1,900 million for the payment of dividends.

#

 CONSOLIDATED FINANCIAL STATEMENTS

1) Consolidated Balance Sheets

Assets
	Japanese yen (Millions)
	December 31		December 31		September 30		Amount change
	2002		2001		2002
	Amount	%	Amount	%	Amount	%
Current assets:
Cash and bank deposits	¥40,962		¥43,594		¥47,462		(¥2,632)
Notes and accounts receivable	81,379		76,600		76,535		4,779
Marketable securities	275		660		286		(385)
Inventories	25,394		28,115		24,176		(2,721)
Deferred income taxes	1,942		1,725		2,540		217
Other current assets	9,583		7,088		7,635		2,495
Allowance for doubtful accounts	(483)		(424)		(448)		(59)
Total current assets	159,055	54.1	157,360	54.1	158,189	53.6	1,695
Fixed assets:
Tangible assets	108,333	36.8	105,306	36.2	107,550	36.4	3,027
Buildings and structures	28,203		29,359		29,194		(1,156)
Machinery and vehicles	34,249		31,897		33,654		2,352
Tools, furniture and fixtures	10,787		10,726		10,767		61
Land	28,844		26,691		27,648		2,153
Construction in progress	6,248		6,631		6,285		(383)
Intangible assets	10,219	3.5	13,222	4.5	11,085	3.8	(3,003)
Difference between net assets of consolidated subsidiaries and investment cost	9,248		12,111		10,084		(2,863)
Others	971		1,111		1,000		(140)
Investments and other assets	16,453	5.6	15,174	5.2	18,289	6.2	1,279
Investment securities	7,359		8,785		8,803		(1,426)
Deferred income taxes	5,818		3,973		5,473		1,845
Others	3,895		3,174		4,633		721
Allowance for doubtful accounts	(619)		(759)		(620)		140
Total fixed assets	135,006	45.9	133,703	45.9	136,926	46.4	1,303
Deferred charges	23	0.0	22	0.0	13	0.0	1
Total assets	¥294,085	100.0	¥291,086	100.0	¥295,128	100.0	¥2,999

#

Liabilities and Shareholders’ Equity
	Japanese yen (Millions)
	December 31		December 31		September 30		Amount change
	2002		2001		2002
	Amount	%	Amount	%	Amount	%
Current liabilities:
Notes and accounts payable	¥51,908		¥47,296		¥49,627		¥4,612
Short-term borrowings	56,088		59,801		58,417		(3,713)
Current portion of long-term debt	2,963		2,774		3,166		189
Current portion of convertible bonds	10,161		-		10,168		10,161
Income taxes payable	2,190		1,450		2,320		740
Deferred income taxes	0		636		0		(636)
Accrued bonus to employees	1,881		2,174		3,788		(293)
Other current liabilities	16,073		15,016		14,543		1,057
Total current liabilities	141,267	48.0	129,150	44.4	142,032	48.1	12,117
Non-current liabilities:
Convertible bonds	13,978		24,165		13,978		(10,187)
Long-term debt	3,382		6,547		3,958		(3,165)
Deferred income taxes	1,292		1,316		1,204		(24)
Accrued severance and benefit costs	8,861		7,668		8,366		1,193
Accrued retirement benefit to directors	1,257		1,203		1,221		54
Others	854		1,201		1,027		(347)
Total non-current liabilities	29,626	10.1	42,103	14.4	29,756	10.1	(12,477)
Total liabilities	170,893	58.1	171,254	58.8	171,789	58.2	(361)
Minority interests	35,236	12.0	34,107	11.7	35,126	11.9	1,129
Shareholders’ equity:
Common stock	26,477	9.0	26,464	9.1	26,473	9.0	13
Capital reserve	-	-	26,329	9.0	-	-	(26,329)
Additional paid-in capital	26,352	9.0	-	-	26,348	8.9	26,352
Revaluation reserve	-	-	(700)	(0.2)	-	-	700
Retained earnings	-	-	36,566	12.6	-	-	(36,566)
Accumulated earnings	42,148	14.3	-	-	41,047	13.9	42,148
Land revaluation reserve	(701)	(0.2)	-	-	(701)	(0.3)	(701)
Net unrealized loss on securities	(532)	(0.2)	(774)	(0.3)	(98)	(0.0)	242
Foreign currency translation adjustment	(5,725)	(2.0)	(2,158)	(0.7)	(4,835)	(1.6)	(3,567)
Treasury stock	(63)	(0.0)	(1)	(0.0)	(21)	(0.0)	(62)
Total shareholders’ equity	87,955	29.9	85,724	29.5	88,212	29.9	2,231
Total liabilities and shareholders’ equity shareholders’ equity	¥294,085	100.0	¥291,086	100.0	¥295,128	100.0	¥2,999

Note:

       As of December 31, 2002  As of December 31, 2001  As of September 30, 2002

Treasury stock

          8,339 shares

        305 shares        2,661 shares

2) Consolidated Statements of Income

	Japanese yen (Millions)
	Three months ended December 31				Nine months ended December 31
	2002		2001		2002		2001
	Amount	%	Amount	%	Amount	%	Amount	%
Net sales	¥76,903	100.0	¥70,705	100.0	¥223,628	100.0	¥205,880	100.0
Cost of sales	61,553	80.0	57,454	81.3	180,033	80.5	168,672	81.9
Gross profit	15,350	20.0	13,251	18.7	43,594	19.5	37,207	18.1
Selling, general and administrative expenses	9,083	11.8	8,989	12.7	26,994	12.1	26,754	13.0
Amortization of consolidation difference included in the above	(842)		(941)		(2,493)		(2,593)
Operating income	6,266	8.2	4,262	6.0	16,600	7.4	10,453	5.1
Other income	338	0.4	2,112	3.0	1,526	0.7	3,389	1.6
Interest receipt	67		102		263		452
Dividend income	17		12		148		126
Amortization of consolidation difference	62		61		184		162
Foreign currency transaction gains, net	-		1,807		-		1,807
Other	191		128		930		840
Other expenses	1,022	1.3	25	0.0	6,221	2.8	2,451	1.2
Interest expenses	223		311		686		1,062
Foreign currency transaction loss	538		(683)		3,828		-
Equity in loss of affiliates	14		32		86		189
Loss on write-off of inventory	122		172		996		432
Other	124		192		623		768
Recurring profit	5,582	7.3	6,349	9.0	11,905	5.3	11,390	5.5
Extraordinary gains	31	0.0	(8)	(0.0)	150	0.1	146	0.1
Gain on sale of fixed assets	6		18		38		18
Gain on sale of investment securities	-		(0)		-		56
Equity in earnings (losses) of affiliates	22		0		22		0
Other, net	1		(25)		89		70
Extraordinary losses	1,293	1.7	2,293	3.3	2,671	1.2	4,637	2.2
Loss on disposal of property, plant and equipment	247		130		806		384
Loss on write-down of investment securities	651		1,667		670		2,583
Amortization of net transition obligation	364		361		1,096		1,091
Loss on restructuring business	-		-		-		349
Other	30		133		97		227
Income before income taxes and minority interests	4,320	5.6	4,047	5.7	9,384	4.2	6,899	3.4
Income taxes (Current)	958	1.2	1,128	1.6	3,317	1.5	2,795	1.4
Income taxes (Deferred)	942	1.2	18	0.0	17	0.0	(592)	(0.3)
Minority interests in subsidiaries	683	0.9	23	0.0	1,697	0.8	805	0.4
Net income	1,735	2.3	2,878	4.1	4,351	1.9	3,892	1.9

#

3) Consolidated Statement of Cash Flows

	Japanese yen (Millions)
	Nine months ended December 31,	Year ended March 31,
	2002	2002
Cash flows from operating activities:
Net income before income taxes and minority interests	¥9,384	¥11,717
Depreciation	11,229	13,366
Amortization of consolidation difference	2,309	3,212
Provision for doubtful accounts	8	(228)
Accrued severance and benefit cost	1,248	446
Interest and dividend income	(411)	(757)
Interest expenses	686	1,337
Exchange loss (gain)	964	(193)
Equity in loss of affiliates	86	227
Loss on sale of property, plant and equipment	30	39
Loss on disposal of property, plant and equipment	738	2,077
Decrease (increase) in notes and accounts receivable	(8,299)	8,433
Decrease (increase) in inventories	(1,582)	9,892
Increase (decrease) in notes and accounts payable	8,224	(13,359)
Loss on restructuring business	-	403
Recovery of loss on the investment of Princeton Notes	-	(1,618)
Other, net	(1,653)	2,321
Sub-total	22,963	37,318
Interest and dividend income received	413	763
Interest expenses paid	(916)	(1,287)
Recovery of loss on the investment of Princeton Notes	-	1,618
Income taxes paid	(5,816)	(9,654)
Net cash provided by operating activities	16,644	28,758
Cash flows from investing activities:
Fixed deposits over three months	(148)	(199)
Payments for purchase of marketable securities	(152)	(11)
Proceeds from sales of marketable securities	139	240
Payments for purchase of property, plant and equipment	(19,901)	(24,517)
Proceeds from sales of property, plant and equipment	258	2,202
Payments for purchase of investments in securities	(47)	(753)
Proceeds from sale of investments in securities	119	596
Proceeds for purchase of investments in affiliates	(2,555)	(2,735)
Proceeds from sale of investments in affiliates	-	214
Proceeds from sales of subsidiaries’ share resulting in change in the scope of consolidation	11	-
Disbursement of loan receivables	(60)	(209)
Collection of loan receivables	51	265
Other	(570)	(247)
Net cash used in investing activities	(22,854)	(25,155)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	(986)	348
Proceeds from issuance of long-term debt	2,569	3,392
Payments of long-term debt	(4,772)	(4,862)
Issuance of common stock to minority interests	167	5
Dividends paid	(1,271)	(1,747)
Payment of dividends to minority interests	(656)	(792)
Other	(54)	(9)
Net cash used in financing activities	(5,003)	(3,664)
Effect of exchange rate changes on cash and cash equivalents	(2,717)	1,747
Net increase (decrease) in cash and cash equivalents	(13,932)	1,685
Cash and cash equivalents at beginning of year	53,586	51,925
Cash increased in change in the scope of consolidation	1,145	-
Cash and cash equivalents of the subsidiary excluded	-	(24)
Cash and cash equivalents at end of year	40,798	53,586

#

4) BUSINESS SEGMENT INFORMATION

(1) Business Segment Information

	Japanese yen (Millions)
	Three months ended December 31, 2002
	Small precision motors	Mid-size motors	Machinery and power supplies	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥44,387	¥8,864	¥7,580	¥16,071	¥76,903	-	¥76,903
Intersegment	0	6	1,457	118	1,583	(¥1,583)	-
Total	44,387	8,870	9,038	16,190	78,486	(1,583)	76,903
Operating expenses	39,694	8,819	8,580	14,598	71,691	(1,055)	70,636
Operating income	¥4,693	¥51	¥457	¥1,592	¥6,794	(¥527)	¥6,266

	Japanese yen (Millions)
	Three months ended December 31, 2001
	Small precision motors	Mid-size motors	Machinery and power supplies	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥42,538	¥8,359	¥7,023	¥12,785	¥70,705	-	¥70,705
Intersegment	26	4	2,042	161	2,234	(¥2,234)	-
Total	42,564	8,364	9,065	12,946	72,940	(2,234)	70,705
Operating expenses	37,958	8,221	9,360	12,282	67,822	(1,379)	66,443
Operating income	¥4,605	¥142	(¥294)	¥664	¥5,117	(¥855)	¥4,262

	Japanese yen (Millions)
	Nine months ended December 31, 2002
	Small precision motors	Mid-size motors	Machinery and power supplies	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥127,991	¥27,824	¥23,151	¥44,660	¥223,628	-	¥223,628
Intersegment	3	10	5,364	390	5,769	(¥5,769)	-
Total	127,995	27,835	28,516	45,050	229,398	(5,769)	223,628
Operating expenses	114,211	27,997	27,121	41,345	210,676	(3,648)	207,028
Operating income	¥13,784	(¥161)	¥1,394	¥3,704	¥18,721	(¥2,121)	¥16,600

	Japanese yen (Millions)
	Nine months ended December 31, 2001
	Small precision motors	Mid-size motors	Machinery and power supplies	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥111,143	¥26,668	¥25,856	¥42,211	¥205,880	-	¥205,880
Intersegment	45	35	7,430	454	7,965	(¥7,965)	-
Total	111,189	26,703	33,286	42,665	213,845	(7,965)	205,880
Operating expenses	100,653	26,635	33,242	40,288	200,819	(5,392)	195,426
Operating income	¥10,536	¥68	¥44	¥2,377	¥13,026	(¥2,572)	¥10,453

#

	Japanese yen (Millions)
	Year ended March 31, 2002
	Small precision motors	Mid-size motors	Machinery and power supplies	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥155,640	¥36,220	¥33,841	¥55,365	¥281,069	-	¥281,069
Intersegment	100	37	9,841	559	10,539	(¥10,539)	-
Total	155,741	36,258	43,682	55,925	291,608	(10,539)	281,069
Operating expenses	139,994	36,761	42,174	53,057	271,988	(7,126)	264,862
Operating income	¥15,747	(¥503)	¥1,507	¥2,867	¥19,619	(¥3,412)	¥16,206

Notes:

1. Segments are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each business segment:

(1)

Small precision motors: Small precision DC motors (including spindle motors for HDDs), Small precision fans, vibration motors, brush motors

(2)

Mid-size motors: Motors for home appliances, automobiles and industrial use

(3)

Machinery and power supplies: High-speed press machines, semiconductor production equipment, precision equipment, FA equipment, adaptors and power transmission equipment

(1)

Other: Pivot assemblies, automobile components, electronic components, service etc

3. Unallocated operating expenses included in Eliminations/Corporate (Consolidated)

	Japanese yen (Millions)
	Three months ended December 31,		Year ended March 31,
	2002	2001	2002
Amount of unallocated expenses included in Eliminations/Corporate	¥1,742	¥2,042	¥2,433	Expenses derived from the overhead department of the parent company’s Administration and accounting divisions

#

(2) Geographic Segment Information

	Japanese yen (Millions)
	Three months ended December 31, 2002
	Japan	North America	Asia	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥47,943	¥2,029	¥26,034	¥896	¥76,903	-	¥76,903
Intersegment	19,441	251	32,340	6	52,039	(¥52,039)	-
Total	67,384	2,280	58,374	903	128,942	(52,039)	76,903
Operating expenses	64,344	2,167	54,827	882	122,222	(51,585)	70,636
Operating income	¥3,039	¥113	¥3,546	¥20	¥6,720	(¥453)	¥6,266

	Japanese yen (Millions)
	Three months ended December 31, 2001
	Japan	North America	Asia	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥42,600	¥2,392	¥24,353	¥1,359	¥70,705	-	¥70,705
Intersegment	20,854	420	30,181	3	51,460	(¥51,460)	-
Total	63,454	2,813	54,535	1,362	122,166	(51,460)	70,705
Operating expenses	61,470	2,902	51,294	1,347	117,014	(50,571)	66,443
Operating income	¥1,984	(¥88)	¥3,240	¥14	¥5,151	(¥888)	¥4,262

	Japanese yen (Millions)
	Nine months ended December 31, 2002
	Japan	North America	Asia	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥137,017	¥6,637	¥75,852	¥4,119	¥223,628	-	¥223,628
Intersegment	59,598	824	94,458	107	154,989	(¥154,989)	-
Total	196,616	7,462	170,311	4,226	378,617	(154,989)	223,628
Operating expenses	187,889	7,201	160,696	4,135	359,921	(152,893)	207,028
Operating income	¥8,727	¥261	¥9,615	¥91	¥18,695	(¥2,095)	¥16,600

	Japanese yen (Millions)
	Nine months ended December 31, 2001
	Japn	North America	Asia	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥130,543	¥7,713	¥63,597	¥4,024	¥205,880	-	¥205,880
Intersegment	53,962	792	78,791	12	133,559	(¥133,559)	-
Total	184,506	8,506	142,389	4,037	339,439	(133,559)	205,880
Operating expenses	178,601	8,838	135,193	3,951	326,584	(131,158)	195,426
Operating income	¥5,904	(¥332)	¥7,196	¥86	¥12,854	(¥2,400)	¥10,453

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	Japanese yen (Millions)
	Year ended March 31, 2002
	Japan	North America	Asia	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥174,842	¥10,749	¥89,786	¥5,689	¥281,069	-	¥281,069
Intersegment	75,930	979	112,121	16	189,047	(¥189,047)	-
Total	250,773	11,728	201,908	5,706	470,116	(189,047)	281,069
Operating expenses	241,230	12,340	191,394	5,567	450,533	(185,671)	264,862
Operating income	¥9,542	(¥611)	¥10,514	¥138	¥19,583	(¥3,376)	¥16,206

Notes:

1.

Regions are based on geographic vicinity.

2.

Main countries or region pertaining to each classification:

(1)

North America: United States

(2)

Asia: Singapore, Thailand, China, Philippines

(3)

Other: Europe

1.

Unallocated operating expenses included in Eliminations/Corporate (Consolidated)

	Japanese yen (Millions)
	Three months ended December 31		Year ended March 31,
	2002	2001	2002
Amount of unallocated expenses included in Eliminations/Corporate	¥1,742	¥2,042	¥2,433	Expenses incurred from the overhead department of the parent company’s administration and accounting divisions

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(3) Overseas sales (Consolidated)

	Japanese yen (Millions), %
	Nine months ended December 31, 2002
	North America	Asia	Other	Total
Overseas sales	¥7,157	¥115,659	¥5,870	¥128,686
Consolidated sales	-	-	-	223,628
Overseas sales to consolidated sales	3.2%	51.7%	2.6%	57.5%

	Japanese yen (Millions), %
	Nine months ended December 31, 2001
	North America	Asia	Other	Total
Overseas sales	¥7,748	¥98,341	¥5,519	¥111,610
Consolidated sales	-	-	-	205,880
Overseas sales to consolidated sales	3.7%	47.8%	2.7%	54.2%

	Japanese yen (Millions), %
	Year ended March 31, 2002
	North America	Asia	Other	Total
Overseas sales	¥10,902	¥137,633	¥7,707	¥156,243
Consolidated sales	-	-	-	281,069
Overseas sales to consolidated sales	3.9%	49.0%	2.7%	55.6%

Notes:

1.

The method of region classification and the breakdown of the main countries or regions pertaining to each classification are as follows:

(1)

Method of classification: based on geographic vicinity

(1)

Main countries or region pertaining to each classification:

North America: United States

Asia: Singapore, Thailand, China, Philippines

Other: Europe

1.

Overseas sales comprise sales of Nidec Corporation and its subsidiaries in countries or regions other than Japan.

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5) BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

1.

Scope of consolidation:

(1) Number of consolidated subsidiaries: 54

Major consolidated subsidiaries:

Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec-Read Corporation, Nidec America Corporation, Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd., Nidec Philippines Corporation, Nidec (Dalian) Limited

(Comparison to the preceding quarter ended September 30, 2002)

Newly consolidated from September 30, 2002: 3

Nidec (ZheJiang) Corporation, Nidec (DongGuan) Ltd. and Nidec System Engineering（ZheJiang） Corporation

Excluded from consolidation from September 30, 2002: 0

(Comparison to the same period of the previous year)

Newly consolidated: 8; Excluded from consolidation: 2

(Newly established: 3)

Nidec (New Territories) Co., Ltd., Nidec (ZheJiang) Corporation, Nidec (DongGuan) Ltd.

(Newly consolidated because of being material as a whole: 5)

Nidec Copal Electronics (Shanghai) Co., Ltd., Globa Service Inc., Globa Sales Co., Ltd., Kansai Globa Sales Co., Ltd.

(Excluded from consolidation because of being merged with Nidec Corporation: 1)

Nidec Electronics Corporation

(Excluded from consolidation because Nidec Corporation’s share of ownership and voting rights were lowered:1)

Nidec Potrans Corporation

(2) Major non-consolidated subsidiaries:

Copal Research & Development Co., Ltd.

Reason excluded from consolidation:

Non-consolidated subsidiaries are companies that are either small in scale or do not have a significant impact on total assets, net sales, net income or retained earnings (proportionate amount of ownership) and are therefore not included in the consolidated financial statements.

2.

Application of the equity method:

(1) Number of affiliates accounted for by the equity method: 5

Major affiliates: Nidec Development Philippines Corporation, Nidec Johnson Electric Corporation, Nidec Johnson Electric (Hong Kong) Limited, Orientec Corporation, Advance-Probe Co., Ltd.

Despite Nidec’s majority of voting rights in Nidec Johnson Electric Corporation, Nidec has no controlling rights over the company’s decision-making process due to the existence of a contract concerning significant financial, sales and business policies decisions. The company is therefore accounted for by the equity method.

(1)

Non-consolidated subsidiary (Copal Research & Development Co., Ltd.) and affiliate (NTN-Nidec (ZheJiang) Corporation that do not have any significant impact on consolidated net income and retained earnings and that are immaterial as a whole are not accounted for by the equity method.

(2)

Those companies accounted for by the equity method with closing dates different from

December 31 use financial statements with those different dates for consolidation.

3. Matters concerning quarterly closing dates of consolidated subsidiaries:

The closing date of Copal Optical and Electronic Machinery (Shanghai) Co., Ltd. and five other consolidated subsidiaries is September 30. The closing date for Nidec Power Motor Corporation and its subsidiary is December 20 and the colsing date for Nidec America Corporation is December 29. The quarterly financial statements as of each company’s closing date are used for the consolidation. Any significant transactions that occur between the closing dates is adjusted for consolidation.

4. Items regarding accounting standards:

(1) Valuation method of major assets

1

Securities

Held-to-maturity securities: Amortized cost method

Other securities with fair value:

Stated at fair value based on market price at end of the period (three months ended December 31, 2002). (Both unrealized gains and losses are reported as net unrealized losses on securities. The cost of other securities sold is computed using the moving average method.)

Other securities not practicable to fair value:

Stated at cost determined using the moving average method

2

Derivatives: Stated at fair value

3

Inventories

Eighteen consolidated companies, including Nidec Corporation, Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd. and Nidec (Dalian) Limited: Stated lower of cost or market method with cost determined using the moving average method

Twenty one consolidated subsidiaries, including Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation: Stated at the lower of cost or market method with cost determined using the average method

Seven consolidated subsidiaries, including Nidec-Shimpo Corporation and Nidec America Corporation: Stated at the lower of cost or market method with cost determined using the first-in, first-out method.

Nidec Power Motor Corporation and three other consolidated subsidiaries: Stated at the lower of cost or market method with cost determined using the specific identification method

Nidec Tosok Corporation : Stated at the lower of cost or market method with cost determined using the average method or specific identification method.

Nidec Taiwan Corporation and one other consolidated subsidiary: Stated at the lower of cost or market method with cost determined using the weighted average method.

Nidec Total Service Corporation: Stated at the lower of cost or market method with cost determined using the last purchase price method

(2) Method of depreciation of major depreciable assets

1

Tangible fixed assets

The tangible fixed assets of Nidec Corporation and its domestic subsidiaries are computed based on the declining-balance method except for buildings purchased after April 1, 1998 for which the straight-line method is applied. Overseas consolidated subsidiaries are principally computed based on the straight-line method.

2

Intangible fixed assets

Amortization of intangible fixed assets is computed based on the straight-line method. With respect to the software for internal use, amortization is computed on the straight-line method over the expected useful period (mainly 5 years).

(3) Policy for significant provisions

1

Allowances for doubtful accounts: Appropriate allowances are made for general receivables based on the historical loss experience, but specific doubtful accounts are investigated on an individual basis, and the amount of estimated losses are provided.

2

Accrued bonuses for employees: Nidec Corporation and its domestic subsidiaries provided accrued bonuses to employees based on the estimated amount for payment.

3

Provision for employees’ retirement benefits: Provision for employees’ retirement and severance benefits is stated based on the projected benefit obligation and pension assets at the end of the period. Timing and amount of recognition of unrecognized net transition obligation are summarized as follows:

Company name	Timing	Amount in total
Nidec Corporation, Nidec Copal Electronics Corporation, and Nidec-Kyori Corporation	Recognized in previous years.	¥2,073 million
Nidec Copal Corporation and its subsidiaries	Being recognized over 5 years except ¥4,316 million, which was recognized when the company contributed its assets to a pension trust fund.	¥8,913 million
Nidec-Shimpo Corporation	Being recognized over 3 years except ¥969 million, which was recognized when the company contributed its assets to a pension trust fund.	¥1,456 million
Nidec Tosok Corporation	Being recognized over 5 years except ¥714 million, which was recognized when the company contributed its assets to a pension trust fund.	¥1,111 million
Nidec-Read Corporation	Being recognized over 3 years	¥39 million
Nidec Shibaura Corporation	Being recognized over 5 years	¥1,442 million
Total		¥15,037 million

Unrecognized actuarial gain or loss is being recognized over the average remaining years of service (within 10 years) at the end of each fiscal year beginning from the next fiscal year of its accrual.

4

Provision for retirement allowances for directors and corporate auditors

Provision for retirement allowances for directors and corporate auditors of Nidec and of certain of its domestic consolidated subsidiaries is stated based on regulations and internal rules for the amount necessary at the end of the period.

(4) Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the exchange rate on December 31, 2002, with the resulting difference included in gains or losses. Assets and liabilities of off-shore subsidiaries are also translated at the exchange rate on December 31, 2002, with revenue and expenses translated at the average rate during the three-month period. The resulting difference is included in minority interests and foreign currency translation adjustment in shareholders’ equity.

(5) Leases

With respect to Nidec Corporation and its domestic consolidated subsidiaries, financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are accounted for by a method similar to that applicable to operating leases. With regard to overseas subsidiaries, leases are accounted for by capital leases.

(6) Derivatives and hedging activities

1

Hedge accounting policy: Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates. Interest swaps and interest cap are accounted for as hedges, using shortcut method allowable under certain conditions.

2

Method and object of hedge

(a)

Method of hedge

Forward exchange contracts, interest swaps

(b)

Object of hedge

Nidec manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables and borrowings with floating interest rates.

3

Hedge policy: In order to reduce market risk exposures from fluctuations in foreign exchange rate and interest rates, Nidec has a comprehensive and flexible stance towards hedging.

4

Evaluation of effectiveness of hedge accounting: With regard to forward exchange contracts, Nidec did not evaluate the effectiveness if the denominated currency, the notional amount and the contract period were the same as foreign currency receivables hedged. Regarding interest swap and interest cap transactions, Nidec also did not evaluate the effectiveness at the end of the period because these transactions meet criteria for an allowable shortcut method. (Nidec also did not evaluate the effectiveness as of December 31, 2002.)

(7) Accounting for consumption taxes:

Computed by the net of tax method.

5. Scope of funds on the consolidated statements of cash flows:

Cash and cash equivalents in the consolidated statements of cash flows include all highly liquid investments with original maturities of three months or less that are readily convertible to cash, may be withdrawn as required and are easily redeemable so that they present insignificant risk of changes in value.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIDEC CORPORATION

Date: February 05, 2003

                        By:  /S/Hiroshi Toriba

Senior Director, Investor Relations and
Corporate Planning

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